SSL-DOCS2 70087109v1

77D



Balanced Portfolio, Disciplined Stock Porfolio, Growth and Income Portfolio, International Equity Portfolio, International Value Portfolio, Limited Term High Income Portfolio, and Small Company Stock Portfolio(each, a "Fund" and collectively, the "Funds") of Dreyfus Variable Investment Fund (the "Company") may purchase securities of other investment companies to the extent permitted under the 1940 Act. The Company and The Dreyfus Corporation ("the Manager") have received an exemptive order from the Securities and Exchange Commission, which, among other things, permits each Fund to use cash collateral received in connection with lending the Fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by the Manager in excess of limitations imposed by the 1940 Act. A Fund's aggregate investment of uninvested cash reserves in such money market funds, however, may not exceed 25% of its total assets.